Exhibit 2

FOR IMMEDIATE RELEASE	28 February 2013

WPP PLC (“WPP”)

Y&R acquires majority stake in Turkish creative digital agency C-Section

WPP announces that its wholly-owned operating company, Y&R, the global marketing communications network, has acquired a majority stake in CS Reklam Hizmetleri Sanayi Ve Ticaret A.Ş., trading as “C-Section”, a creative digital advertising agency based in Istanbul, Turkey.

Founded in 2004, C-Section specialises in creating microsites, apps, digital campaigns and video production/virals for the Turkish market. The agency employs approximately 40 people and clients include Coca-Cola, Vodafone, and TEB BNP Paribas.

C-Section’s unaudited revenues for the year ended 31 December 2012 were TRY 7.5million, with gross assets as at the same date of TRY 3.0million. The agency will retain its distinct independent identity and will not be merged with Y&R Istanbul.

This investment continues WPP’s strategy of developing its services in fast growing markets and sectors, such as the Next 11 (which includes Turkey), where WPP employs 10,000 people and generates revenues (including associates) of around US$800 million. In Turkey itself, WPP companies (including associates) employ nearly 1,000 people, generating revenues of US$100 million.

Contact:

Feona McEwan, WPP. Tel +44 207 408 2204